EXHIBIT 3.3

ARTICLES OF AMENDMENT OF
ARTICLES OF INCORPORATION OF
EUROSEAS LTD.
UNDER SECTION 90 OF THE BUSINESS CORPORATIONS ACT

I, Aristides J. Pittas, President of EUROSEAS LTD., a corporation incorporated under the laws of the Republic of the Marshall Islands, for the purpose of amending the Articles of Incorporation of said Corporation hereby certify:

1.	The name of the Corporation is: EUROSEAS LTD.

2.	The Articles of Incorporation were filed with the Registrar of Corporations as of the 5th day of May, 2005.

3.	Section D of the Articles of Incorporation is hereby amended to read as follows:

(a)
The aggregate number of shares of stock that the Corporation is authorized to issue is one hundred twenty million (120,000,000) registered shares (of which twenty million (20,000,000) shall be registered preferred shares); all of the registered common shares shall have a par value of three cents (US$0.03) per share and all of the registered preferred shares have a par value of one cent (US$0.01) per share.

(b)
The Corporation is authorized, without further vote or action by the shareholders, to issue the said twenty million (20,000,000) registered preferred shares with a par value of one cent (US$0.01) per share. The Board of Directors shall have the authority to establish such series of preferred shares and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred shares.

(c)
The Corporation has effectuated, effective with the commencement of business on October 6, 2006, a 1 for 3 reverse stock split as to its common stock outstanding, which decreases the number of outstanding shares from 37,860,341 to 12,620,114, subject to increase to the extent that the reverse stock split would result in any holder of the Company’s Common Stock receiving fractional shares, in which event such fractional share shall be rounded up to the next whole share. The reverse split shall not change the number of registered shares of common stock the Corporation is authorized to issue. The par value of the shares of common stock shall be increased from $0.01 to $0.03 per share as set forth in paragraph D(a) above. No change shall be made to the number of registered shares of preferred stock the Corporation is authorized to issue or to the par value of the shares of preferred stock.

4.	The amendment to the Articles of Incorporation was authorized by vote of the holders of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

IN WITNESS WHEREOF, I have executed these Articles of Amendment on this 4th day of October, 2006.

/s/ Aristides J. Pittas
Name:: Aristides J. Pittas
Title: President

STATE OF	)
ss:
COUNTY OF	)

On this       day of October, 2006 before me personally came Aristides J. Pittas known to me to be the individual described in and who executed the foregoing instrument and he duly acknowledged to me that the execution thereof was his act and deed/the act and deed of the corporation.